[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

September 28, 2020

VIA EDGAR Lisa N. Larkin Division of Investment Management Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549

RE:	Prospect Capital Corporation – Preliminary Proxy Statement on Schedule 14A
Dear Ms. Larkin:
Thank you for your oral comments on September 25, 2020 regarding your review of the preliminary proxy statement on Schedule 14A filed by Prospect Capital Corporation (the “Company”) with the U.S. Securities and Exchange Commission (“SEC”) on September 18, 2020 (the “Preliminary Proxy Statement”). The Company has considered your comments and authorized us to respond on its behalf as set forth below. Your oral comments are summarized in bold to the best of our understanding, followed by the Company’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Preliminary Proxy Statement.
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Comments and Responses

1.	We note that the Company may conduct the Annual Meeting virtually. Please note the SEC staff’s guidance on virtual meetings published on March 13, 2020 and April 7, 2020.
The Company notes the referenced guidance.

2.	Please add disclosure regarding the presence or absence of appraisal rights in accordance with Item 3 of Schedule 14A.
The Company made the requested change.

3.	On page 20 of the Preliminary Proxy Statement, please add a footnote indicating the source of the assertion that 90% of listed BDCs have a classified board.
The Company made the requested change.

4.	On page 21 of the Preliminary Proxy Statement, the Company asserts the following:
In connection with this year’s annual stockholder meeting, the First Cane Proponent, the Second Cane Proponent (daughter of the First Cane Proponent) and the Third Cane Proponent (wife of the First Cane Proponent) attempted to submit multiple (no fewer than six) proposals, all from the same address, under the guise that each immediate family member was an independent proponent.
Please revise this statement to clarify that this is the Board of Directors’ or the Company’s belief.
The Company made the requested change.

5.
On page 24 of the Preliminary Proxy Statement, the Company states, “First, the Third Cane Proponent’s supporting statement includes blatant mathematical falsehoods in calculating the Company’s performance, such as stating that the Company’s calendar year 2019 total return was 6.3% when it was in fact 13.8%.” In correspondence dated August 27, 2020 (the “August 27 Cane Letter”), the Third Cane Proponent acknowledged that this calculation was an error and proposed corrective language. In the Third Cane Proponent’s supporting statement, please make the correction to the Company’s returns included in the August 27 Cane Letter and modify or delete the referenced sentence in the Company’s opposition statement as appropriate.

The Company made the requested change.

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Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836.

Best regards,
/s/ Kenneth E. Burdon
Kenneth E. Burdon